Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated May 31, 2006 to the Partnership's prospectus dated May 1, 2006.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                    May 2006

The redemption value for Citigroup Diversified Futures Fund L.P. was $991.41 per unit at the end of May, down 3.1% for the month and up 6.5% year to date.

The month of May appears to have been a correction month for many managed futures advisors as nearly all markets that had seen robust trends over the prior two-three months encountered reversals and significant volatility.

The Fund incurred losses in energy markets as mixed fundamental data and persistent geopolitical issues resulted in a difficult trading environment. In stock index markets, buoyant global equity indices during the first two weeks of the month, supported by strong earnings reports and a gathering consensus that the U.S. tightening cycle would end, initially produced profits for the Fund. These gains, however, were given back towards the end of the month as equity markets corrected sharply on widespread inflation fears driven by rising consumer prices. Small losses were realized in the fixed income sector as losses in European sovereign instruments were only partially offset by profitable trading in Eurodollar futures. In metals markets, precious metals had been trending sharply higher as the dollar weakened against most major currencies, while industrial metals prices had posted similar gains on robust global demand estimates. Both corrected sharply toward the end of the month, resulting in losses, as global sentiment shifted.

The Fund was able to offset some losses with profits made in the currency sector as the British pound and Euro appreciated significantly against the U.S. dollar despite a correction late in the period.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

As of May 31, 2006, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                              For the Period May 1,
                              Through May 31, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized gains from trading             $40,114,316       4.12%
Change in unrealized gains/losses
     from trading                       (72,499,716)     (7.44)
                                       ------------      -----
                                        (32,385,400)     (3.32)
Add, Brokerage commissions
     and clearing fees ($372,052)         5,034,048       0.52
                                       ------------      -----
Net realized and unrealized losses      (37,419,448)     (3.84)
Interest Income                           3,141,419       0.32
                                       ------------      -----
                                        (34,278,029)     (3.52)
Less: Expenses:
     Management fees                      1,552,547       0.16
     Incentive fees                      (4,805,679)     (0.49)
     Other expenses                         101,481       0.01
                                       ------------      -----
                                         (3,151,651)     (0.32)
                                       ------------      -----
Net loss                                (31,126,378)     (3.20)%
                                                         =====

Additions (15,020.6666 L.P. units
at April 30, 2006 net asset
value per unit of $1,023.39)             15,372,000
Redemptions (14,115.8799 L.P. units
at May 31, 2006 net asset
value per unit of $991.41)              (13,994,624)
                                       ------------
Decrease in net assets                  (29,749,002)
Net assets, April 30, 2006              980,942,987
                                       -----------
Net assets, May 31, 2006               $951,193,985
                                        ===========
Net asset value per unit
  ($951,193,985 / 959,431.5026 Units)       $991.41
                                             ======


To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.



 By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.